LANDMARK LAND COMPANY, INC.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 2, 2010

LANDMARK LAND COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	0001-08755	77-0024129
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2817 Crain Highway, Upper Marlboro, Maryland 20774
(Address of principal executive offices)

(301) 574-3330
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 - Entry into a Material Definitive Agreement

On April 2, 2010, the Board of Directors of Landmark Land Company, Inc. (the "Company") approved an agreement with Claudia Holliman, a former director of the Company and the owner of 20,000 shares of Non-Voting Preferred Stock, Series C, (preferred stock) in the Company, whereby Ms. Holliman would exchange such shares, together with US$1,000,000, for 1 ordinary share, par value US$1.00, of LML Caribbean, Ltd. ("LML Caribbean"), together with a receivable from LML Caribbean to the Company with a current balance of US$401,745. The 1 share of LML Caribbean represents 10% of the Company's interest in LML Caribbean, an entity which owns 33-1/3% of the Apes Hill golf/residential project in Barbados. The preferred stock of the Company which is being exchanged in this transaction represents the entirety of the outstanding preferred stock in the Company and will be retired. The additional US$1,000,000 payment will be used by the Company to fund payables and on-going operations.

Item 8.01 – Other Events

On March 30, 2010, the Company filed a Form 12b-25 requesting an automatic extension for filing its Annual Report on Form 10K for the fiscal year ended December 31, 2009. The Company further stated in the referenced filing that the Company does not expect to file its annual report on Form 10K for the fiscal year ended December 31, 2009 ("Form 10K") on a timely basis. The Company's inability to file at this time is due to cash flow difficulties that have prevented performance of necessary audit work for the year ended December 31, 2009. Although the Company is currently seeking to resolve its cash flow issues, the Company does not anticipate receiving sufficient cash flow to allow for the completion of an audit in time to file by April 15, 2010.

The Company anticipates, based on the information currently available to it, that results of operations for the year ended December 31, 2009 will be significantly worse than those for the last fiscal year due to prevailing economic conditions during the 2009 calendar year and the lack of real estate sales at its development projects. The Company reported a net loss of $4,400,000 for the nine months ended September 30, 2009 in its Form 10Q filed on November 13, 2009 and anticipates reporting an additional loss for the 3 months ended December 31, 2009.

Item 9.01 - Financial Statements and Exhibits

(d)   Exhibits

10 – Stockholder Agreement between Landmark Land Company, Inc. and Claudia Holliman.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

LANDMARK LAND COMPANY, INC.

Dated: April 7, 2010   By: /s/ JOE V. OLREE
                                                 Joe V. Olree
                                                 Senior Vice President

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INDEX TO EXHIBITS

Exhibit Number	Description
10	Stockholder Agreement between Landmark Land Company, Inc. and Claudia Holliman

Exhibit 10

STOCKHOLDERS AGREEMENT

This Stockholders Agreement (the "Agreement"), dated as of April 1, 2010, is by and among Landmark Land Company, Inc., a Delaware corporation ("Company") and Claudia Holliman ("Stockholder").

WHEREAS, Company and Stockholder have agreed that Stockholder will (i) assign her 20,000 shares of Non-Voting Preferred Stock, Series C, of the Company (the "Preferred Stock") and, (ii) pay the full sum of One Million Dollars ($1,000,000) to the Company in exchange for the assignment by the Company to the Stockholder of One (1) Share in LML Caribbean, Ltd., a St. Lucia IBC ("LML Caribbean") (the "LML Caribbean Share"), together with 10% of Company's receivable from LML Caribbean.

WHEREAS, the Stockholder and Company each deem it to be in their best interest to enter into this Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.   Agreement to Assign.

(a)   The transaction shall be closed at a time of Holliman's choosing, at which time Company and Stockholder will deliver the following: (i) Company shall deliver to Stockholder, or her nominee, an assignment of (i) one ordinary share, par value US$1.00 of LML Caribbean, together with 10% of the Company's $4,017,450 receivable from LML Caribbean, and (ii) Stockholder shall deliver to Company the 2 outstanding share certificates representing the 20,000 shares of Preferred Stock endorsed in blank, and a US$1,000,000 note or other commitment to pay to the Company $250,000 on or before each of the 20th day of March, April, May, and June 2010. Notwithstanding anything contained herein to the contrary, it is understood and agreed that the cumulative dividend on the preferred stock is $250,000 as of the date hereof and that such dividend shall remain with Holliman and shall be paid at such time as Company has sufficient cash flow to cover such payment.

2.   Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Company, as of the date hereof, as follows:

(a)   The Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against such Stockholder in accordance with its terms, except as the same may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to creditors' rights generally and (b) legal principles of general applicability governing the application and availability of equitable remedies.

(b)   No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Stockholder.

(c)   The Stockholder understands and acknowledges that the shares of Stock to be issued hereunder will be issued in a transaction exempt from registration under the Securities Act by reason of Section 4(2) thereof or Regulation D promulgated thereunder, and Stockholder is relying on the representations of Company with respect to such exemption. Instructions with respect to the shares of Stock received by the Stockholder will be given to Company's transfer agent and there will be placed on the certificate(s) for such shares, or shares issued in substitution thereof, a legend stating in substance:

"The securities represented hereby have not been registered under the Securities Act of 1933, as amended, and may not be offered, sold, transferred or otherwise disposed of unless an exemption from such registration is available."

The foregoing legend will also be placed on any certificate representing securities issued as a result of any transfer of such shares or any stock dividend, stock split, or other recapitalization as long as the Stock has not been transferred in such manner to justify the removal of the legend therefrom.

(d)   The Stockholder is acquiring the Stock to be issued hereunder for investment only, for the Stockholder's own account, and not as a nominee or agent, and not with the view to or for resale in connection with, any distribution thereof.

3.   Representations and Warranties of Company. Company hereby represents and warrants to the Stockholder as follows:

(a)   The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, except as the same may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to creditors' rights generally and (ii) legal principles of general applicability governing the application and availability of equitable remedies.

4.   Further Assurances. The Stockholder and the Company will, from time-to-time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Stockholder or Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement. Stockholder and Company jointly and severally agree to use reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed with respect to the transactions contemplated by this Agreement.

5.   Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns. The Stockholder agrees that this Agreement and the obligations of the Stockholder hereunder shall be binding upon any person or entity to which legal or beneficial ownership of such Stock shall pass, whether by operation of law or otherwise, including the Stockholder's heirs, guardians, administrators or successors.

6.   Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

7.   General Provisions.

(a)   All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

(b)   This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto

(c)   All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed), sent by overnight courier (providing proof of delivery) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Company:

Landmark Land Company, Inc.
2817 Crain Highway
Upper Marlboro, Maryland 20773
Facsimile No.: (301) 574-3301

if to Stockholder:

Claudia Holliman
501 East I-44 Service Road
Oklahoma City, OK 73105
Facsimile No.: 405-848-2859

(d)   The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". Words in the singular include the plural, and words in the plural include the singular.

(e)   This Agreement may be executed in multiple counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(f)   This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(g)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of law.

IN WITNESS WHEREOF, each of Stockholder and Company has caused this Agreement to be signed as of the date first written above.

COMPANY:

LANDMARK LAND COMPANY, INC.

By: /s/ GERALD G. BARTON
        Gerald G. Barton
        Chairman and Chief Executive Officer

STOCKHOLDER:

By: /s/ CLAUDIA HOLLIMAN
        Claudia Holliman

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